

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 2, 2016

Jonathan N. Rubin
Chief Financial Officer
Magellan Health, Inc.
4800 N. Scottsdale Rd, Suite 4400
Scottsdale, AZ 85251

> **Re: Magellan Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-33296**

Dear Mr. Rubin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Financial Statements</u>

<u>10. Business Segment Information, page F-46</u>

1. Effective July 1, 2015, you reorganized into two business units, Magellan Healthcare and Magellan Rx Management. As a result of this reorganization, you have two reportable segments, Healthcare and Pharmacy Management. To help us understand how you applied the guidance in FASB ASC 280 in identifying your Healthcare operating segment, please provide us with the following information:

    a. Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief decision maker ("CODM") and senior management team;
    b. Tell us the title and describe the role of your CODM and each individual who report to the CODM;

c. Identify and describe the role of your segment manager, if any;

d. Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;

e. Describe the information regularly provided to the CODM and tell us how frequently it is prepared;

f. Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

g. Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and

h. Describe the basis for determining the compensation of the individuals that report to the CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-336 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications